

For immediate release

MEDIA CONTACT:

Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:

Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, November 7, 2006 – PUMA AG announces its consolidated financial results for the 3rd Quarter and First Nine Months of 2006

Highlights Q3

- Consolidated sales up more than 32%
- Gross profit margin on a high level at above 50%
- EBIT margin ahead of expectations at 17.6%
- EPS at €5.41 versus €5.70

Highlights First Nine Months

- Global brand sales increase 15%
- Consolidated sales up 32%
- Gross profit margin remains above 51%
- EBIT at €325 million or 17% on sales
- EPS at €14.36 compared to €15.02


06018539

Outlook

- Orders above € 1 billion, up 26%
- Management confirms full-year guidance with EBIT around €360 million

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Sales and Earnings Development

Global branded sales up double digits

PUMA's branded sales, which include consolidated sales and licensee sales, increased 13.7% currency neutral or 12.5% in Euro terms reaching €786 million during Q3.
For the first nine months, branded sales were up 14.0% or 14.7% respectively, totaling €2,142 million. Footwear sales increased 12.2% (currency adjusted 11.5%) to €1,209 million, Apparel rose by 18.5% (17.7%) to €742 million and Accessories improved by 17.2% (16.5%) to €191 million.

Consolidated sales up 32% in Q3 and for the nine months period

In the reporting quarter, consolidated sales were up 32.2% currency neutral and by 30.3% in Euro currency, reaching €699 million. By segments, Footwear increased 19.8% (currency adjusted 21.5%) to €420 million, Apparel improved 57.5% (58.5%) to €235 million and Accessories were up 21.3% (23.9%) to €45 million.
Sales for the first nine months grew by 31.7% like-for-like and 32.2% in Euro terms, totaling €1,889 million versus €1,428 million last year. Organic growth contributed 12.8% and new consolidations 19.4% to the overall performance. By segments, Footwear was up 20.2% (currency adjusted 19.6%) to €1,147 million, Apparel increased 65.7% (65.1%) to €618 million and Accessories improved by 21.9% (22.8%), totaling €124 million.

Licensed business

On a comparable base, the licensed business increased by 3.2% in Q3, and 12.8% after nine months. Due to the take-backs of several license markets, total actual licensed sales declined from €162 million to €87 million and from €439 million to €254 million respectively. Based on the remaining licensed business, royalty and commission income was €9 million in Q3 and €25 million after nine months.

Gross profit margin remains on a high level

Gross profit margin reached 50.4% in Q3 compared to 52.1% last year and remained at 51.4% on a high level after nine months. This development is mainly influenced by regional and product mix and was in line or slightly better than expected. Footwear margin declined from 53.1% to 51.2% and Apparel from 52.6% to 51.2%. Accessories improved from 51.5% to 54%.

SG&A expenses impacted by strong brand investments

Due to the strong brand investments and the regional expansion total SG&A expenses increased in Q3 by 44.7% and 48% after nine months and totaling €228 million or €644 million respectively. As a percentage of sales, the cost ratio increased as expected from 29.4% to 32.6% during Q3 and from 30.5% to 34.1% for the first nine months.

For the nine-month period, Marketing/Retail expenses were up from 13.9% to 16.6% on sales, totaling €313 million compared with €198 million last year. In particular, the marketing campaign for the World Cup, other marketing and retail initiatives as well as the license take-back program contributed to the increase. Product development and design expenses increased 34.9% to €40 million and were flat as a percentage of sales. Other selling, general and administrative expenses were up 40.3% to €292 million and increased as a percentage of sales from 14.6% to 15.5%. The increase in other SG&A expenses is related to the extended infrastructure and operations for Phase IV expansion and is in line with expectations.



EBIT margin above 17% and better than expected

EBIT margin reported strong 17.6% in Q3 and 17.2% year-to-date. In absolute terms, operating profit amounts to €123 million versus €129 million and to €325 million versus €343 million respectively, representing a decline of only 5%. Taking into account the full-year guidance of a high single-digit decline given the high brand investment, the year-to-date EBIT came out better than expected.

In Q3, the company reported an interest result of €2.1 million and €6.1 million year-to-date. Hence, pre-tax profit declined only 4.8% to €125 million and 4.9% to €331 million respectively. The tax ratio remained at 29%. As a result, net earnings were €87 million versus €92 million in Q3 and €230 million versus €242 million after nine months. This translates into a net yield of 12.5% compared to 17.1% in last year's quarter, and 12.2% compared to 16.9% year-to-date. Once again, profitability was better than initially expected.

Earnings per share

Earnings per share in Q3 were €5.41 compared to €5.70. Year-to-date earnings per share totaled to €14.36 versus €15.02 last year. Diluted EPS translated to €5.39 and €14.27 respectively.

Net Assets and Financial Position

Strong equity ratio

Total assets grew by 32.1% to €1,713 million mainly due to the regional expansion. As a result, the equity ratio slightly declined but remained on a strong level at 60.8%.

Working capital

Inventories grew 58.8%, reaching €338 million and receivables were up 28.6% to €502 million. Total working capital at the end of September totaled €506 million compared to €300 million last year. The increase was mainly due to the regional expansion. Excluding the regional expansion, inventories increased 27.9% and receivables only 3%. Like-for-like, working capital was up 35.6%.

Capex/Cashflow

Capex increased from €51 million to €125 million and in line with expectations, of which €74 million is related to acquisitions. Free cashflow amounts to €-56 million, a decline from a total of €85 million last year. This is mainly due to the investments for acquisitions and further working capital needs in the newly consolidated countries.

Cash position

Total cash at the end of September was €404 versus €437 million last year. Bank debts grew from €34 million to €67 million. As a result, the net cash position declined from €403 million to €337 million year over year, which is due to the aforementioned investments and working capital needs.

Share Buyback

PUMA continued its share buy back program in Q3 and added 50,000 shares to the treasury stock, which corresponded to an investment of €13 million. At the end of September, the company held a total of 1,090,000 shares for an investment of €217 million. This represents 6.4% of stock capital.



Regional Development

Change in regional mix continues

Due to the license take-backs, the regional mix changed as expected resulting in a more balanced business portfolio. EMEA now accounts for 51.8% (last year 66.1%), Americas for 29.1% (23.8%) and Asia/Pacific for 19.1% (10.1%).

The **EMEA** region reported sales of €378 million in Q3, a strong growth of 9.4% versus last year. Year-to-date, sales increased 3.7% and totaled €978 million. The gross profit margin reached 54.2% compared to 54.9% last year. The order book at the end of September was up almost 3% currency neutral or 1.6% in Euro terms and amounted to €518 million compared with €510 million.

Sales in the **Americas** reached €195 million in Q3, a currency neutral growth of 45.7% or 42.3% in Euro terms. After nine months, sales were up 57.7% like-for like (61.5% in Euro terms) and totaled €549 million. The gross profit margin decreased from 47.7% to 46.8%. Future orders stand at €284 million, a currency neutral growth of 29.7% or 26% in Euro terms. In the **US** market sales increased 23.1% in Q3 and strong 41.8% year-to-date. Due to a high base effect resulting from the particularly strong order growth in Q3 last year (+78%), future orders for the US were only slightly above last years level at $245 million.

In the **Asia/Pacific** region sales improved 145.6% currency neutral and 134.9% in Euro terms to €126 million in Q3 and by 155.5% or 149.7% respectively to €361 million year to date. The regional expansion in particular contributed to the overall sales performance. Due to the new consolidation in this region, the gross profit margin was down 120 basis points and reached 50.6%. As of September, the order book was up 135.6% currency neutral and 127.5% in Euro terms and totaled €222 million.

Board of Management

Martin Gänsler informed the Supervisory Board that he is not planning to extend his current contract beyond 2007 as he is planning to retire from his duties after that. He will be actively involved with the search of his successor, who will be announced at a later date. Over his 25 year career with PUMA, Gänsler has been serving as Member of the Board since 1993 and since 1998 as Vice Chairman, overseeing Research, Development and Design, and Sourcing.



Outlook 2006

Future orders up almost 26%
Total orders on hand as of September increased by 25.5% currency neutral or 22.9% in Euro terms, reaching at €1,024 million the 43rd consecutive quarter of order increase. The orders are mainly for deliveries scheduled for Q4 2006 as well as Q1 2007.

In terms of product segments, Footwear increased 12.8% (currency adjusted 15.6%) to €668 million, Apparel 53.8% (55.3%) to €297 million and Accessories 23.1% (28.7%) to €58 million.

Management confirms full-year guidance
The 4th quarter is expected to generate continued strong top-line growth. Hence, management confirms the full-year guidance, which was already upgraded earlier this year with a currency adjusted sales growth of up to 35%.

The full-year gross profit margin should range at the higher end of the given range between 50% and 51%. Based on the final top-line, selling, general and administrative expenses should rise as expected to or slightly above 35% of sales.

Due to the ongoing brand investments for the remaining of the year, profit in Q4 is expected to decline double digits versus last year's quarter. For the total year, management expects operating profit (EBIT) to reach the earlier given guidance of around €360 million. The tax rate should stay on last year's level around 29%. As a result, net earnings should post a high single-digit decline versus last year and should therefore significantly exceed the original expectations for 2006 communicated with the Phase IV strategy mid last year.

Jochen Zeitz, CEO: "We are more than pleased with our results for Q3 and through the first nine months of 2006 as we will significantly exceed full-year guidance as part of our original Phase IV plan. Based on these results we remain very confident in our ability to reach all of our Phase IV targets. "

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PUMA

Income Statements

	Q3/2006 € million	Q3/2005 € million	Devi-ation	1-9/2006 € million	1-9/2005 € million	Devi-ation
Net sales	**699,2**	**536,4**	30,3%	**1.888,6**	**1.428,4**	32,2%
Cost of sales	-347,0	-256,9	35,1%	-918,6	-673,4	36,4%
Gross profit	**352,1**	**279,5**	26,0%	**970,0**	**755,0**	28,5%
- in % of net sales	50,4%	52,1%		51,4%	52,9%	
Royalty and commission income	8,8	13,9	-36,6%	24,5	40,2	-38,9%
	360,9	293,4	23,0%	994,6	795,2	25,1%
Selling, general and administrative expenses	-228,2	-157,7	44,7%	-644,2	-435,3	48,0%
EBITDA	**132,7**	**135,7**	-2,2%	**350,4**	**359,9**	-2,6%
Depreciation and amortisation	-9,6	-6,4	50,9%	-25,8	-17,2	49,8%
EBIT	**123,1**	**129,3**	-4,8%	**324,6**	**342,7**	-5,3%
- in % of net sales	17,6%	24,1%		17,2%	24,0%	
Interest result	2,1	2,1	-1,4%	6,1	5,0	24,0%
EBT	**125,2**	**131,5**	-4,8%	**330,7**	**347,6**	-4,9%
- in % of net sales	17,9%	24,5%		17,5%	24,3%	
Income taxes	-36,3	-38,2	-4,9%	-95,9	-101,5	-5,5%
- Tax ratio	29,0%	29,0%		29,0%	29,2%	
Net earnings attributable to miniority interest	-1,8	-1,4		-4,5	-4,5	0,9%
Net earnings	**87,1**	**91,9**	-5,2%	**230,3**	**241,7**	-4,7%
Net earnings per share (€)	**5,41**	**5,70**	-5,1%	**14,36**	**15,02**	-4,4%
Net earnings per share (€) - diluted	**5,39**	**5,68**	-5,2%	**14,27**	**14,92**	-4,5%
Weighted average shares outstanding				16,037	16,086	-0,3%
Weighted average shares outstanding - diluted				16,138	16,196	-0,4%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

PUMA®

Balance Sheet

	Sept. 30, '06 € million	Sept. 30, '05 € million	Devi-ation	Dec. 31, '05 € million
ASSETS				
Cash and cash equivalents	404,1	436,8	-7,5%	475,5
Inventories	338,0	212,9	58,8%	238,3
Trade receivables	502,3	390,7	28,6%	277,5
Other current assets	101,8	61,7	64,9%	80,1
Current assets	**1.346,2**	**1.102,1**	22,1%	**1.071,4**
Deferred income taxes	57,7	35,0	64,8%	48,6
Property, plant and equipment	150,0	108,8	37,9%	121,9
Intangible assets	142,2	44,0	223,1%	59,4
Other non-current assets	16,5	6,2	163,4%	19,8
Non-current assets	**366,4**	**194,1**	88,8%	**249,6**
	1.712,6	**1.296,2**	32,1%	**1.321,0**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current bank liabilities	66,9	33,9	97,6%	45,1
Trade payables	221,7	169,0	31,2%	178,7
Tax provisions	36,9	52,9	-30,3%	24,2
Other current provisions	122,6	111,6	9,8%	51,1
Liabilities from acquisitions	26,4	0,0		6,9
Other current liabilities	95,4	66,0	44,6%	78,5
Current liabilities	**570,0**	**433,4**	31,5%	**384,5**
Deferred income taxes	20,0	9,6	108,3%	20,0
Pension provisions	21,9	21,8	0,4%	22,6
Liabilities from acquisitions	53,0	0,0		10,7
Other non-current liabilities	7,1	5,9	20,0%	7,8
Non-current liabilities	**102,1**	**37,3**	173,3%	**61,2**
Total shareholders' equity	**1.040,6**	**825,5**	26,1%	**875,4**
	1.712,6	**1.296,2**	32,1%	**1.321,0**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.



Cashflow Statement

	1-9/2006 € million	1-9/2005 € million	Deviation
Earnings before taxes on income	**330,7**	**347,6**	**-4,9%**
Depreciation	25,8	17,2	49,8%
Non cash effected expenses and income	-6,8	-8,2	-18,0%
Cashflow - gross	**349,7**	**356,6**	**-1,9%**
Change in net assets	-200,7	-132,6	51,3%
Taxes, interests and other payments	-88,5	-94,3	-6,1%
Cashflow from operating activities	**60,5**	**129,7**	**-53,4%**
Payments for acquisitions	-73,8	-7,4	900,8%
Purchase of property and equipment	-50,9	-43,8	16,1%
Interest received and others	7,8	6,0	29,1%
Cashflow from investing activities	**-116,8**	**-45,2**	**158,8%**
Free Cashflow	**-56,3**	**84,6**	**-166,6%**
Capital increase	56,6	15,4	268,8%
Dividend payments	-31,8	-16,0	99,2%
Purchase of own shares	-57,7	-39,7	45,4%
Other changes	27,5	12,6	118,8%
Cashflow from financing activities	**-5,5**	**-27,8**	**-80,3%**
Effect on exchange rates on cash	-9,6	10,7	-189,7%
Change in cash and cash equivalents	**-71,4**	**67,5**	205,8%
Cash and cash equivalents at beginning of financial year	475,5	369,3	28,8%
Cash and cash equivalents end of the period	**404,1**	**436,8**	**-7,5%**

Segment Data

	Sales		Gross profit		Sales		Gross profit	
	Q3/2006	Q3/2005	Q3/2006	Q3/2005	1-9/2006	1-9/2005	1-9/2006	1-9/2005
	by head office location of customer				by head office location of customer			
Breakdown by regions	€ million	€ million	%	%	€ million	€ million	%	%
EMEA	378,0	345,5	53,1%	54,1%	978,4	943,8	54,2%	54,9%
America	195,3	137,2	45,1%	46,9%	548,9	339,9	46,8%	47,7%
- thereof USA in US$	161,4	131,1			478,4	337,4		
Asia/Pacific Rim	125,9	53,6	50,5%	52,5%	361,4	144,7	50,6%	51,8%
	699,2	536,4	50,4%	52,1%	1.888,6	1.428,4	51,4%	52,9%

	Sales		Gross profit		Sales		Gross profit	
	Q3/2006	Q3/2005	Q3/2006	Q3/2005	1-9/2006	1-9/2005	1-9/2006	1-9/2005
Breakdown by product segments	€ million	€ million	%	%	€ million	€ million	%	%
Footwear	419,8	350,5	50,1%	52,2%	1.146,8	953,8	51,2%	53,1%
Apparel	234,7	149,1	50,1%	51,5%	618,0	373,0	51,2%	52,6%
Accessories	44,7	36,8	54,9%	53,6%	123,9	101,7	54,0%	51,5%
	699,2	536,4	50,4%	52,1%	1.888,6	1.428,4	51,4%	52,9%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.